UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
1	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	36.867	10/24/2001	11/15/2013	The guarantee is valid up to the full payment of the debt.	18.793	03/31/2010
2	Endorsement from CPFL Energia granted to the Ceran complex for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of the Ceran complex and there are no costs associated with this guarantee for Related Parties.	Controlled	435.805	02/09/2004	03/15/2023	The guarantee is valid up to the full payment of the debt.	464.690	03/31/2010
3	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	89.021	03/04/2005	12/15/2010	The guarantee is valid up to the full payment of the debt.	47.741	03/31/2010
4	Guarantee from CPFL Energia referring to RGE’s 2nd Issuance of Debentures – 1st tranche. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	230.000	05/12/2005	04/01/2011	The guarantee is valid up to the full payment of the debt.	29.229	03/31/2010
5	Endorsement granted to CPFL Piratininga by CPFL Energia for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	400.000	01/01/2006	01/01/2011	The guarantee is valid up to the full payment of the debt.	204.136	03/31/2010
6	100% surety from CPFL Energia granted to CPFL Paulista for the 3rd Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	640.000	12/01/2006	12/01/2013	The surety is valid up to the full payment of the debt.	658.224	03/31/2010
7	Endorsement from CPFL Energia granted to the Ceran complex for supplementary financing agreement executed with BNDES. The amount corresponds to the totality of that debt of the Ceran complex and there are no costs associated with this guarantee for Related Parties.	Controlled	180.000	06/12/2007	03/15/2023	The guarantee is valid up to the full payment of the debt.	184.382	03/31/2010
8	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	71.587	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	100.888	03/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
	Subject and Characteristics of Contract
9	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	87.516	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	59.931	03/31/2010
10	Endorsement from CPFL Energia granted to the controlled company Foz do Chapecó Energia for financing agreement executed with BNDES. The amount corresponds to 60% of that debt of the controlled company and there are no costs associated with this guarantee for Related Parties.	Controlled	979.893	09/04/2007	09/15/2027	The guarantee is valid up to the full payment of the debt.	979.893	03/31/2010
11	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 1st and 2nd tranches. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100.000	12/01/2007	12/01/2013	The surety is valid up to the full payment of the debt.	245.912	03/31/2010
12	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds raised abroad – BACEN Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	80.000	04/23/2007	04/23/2010	The guarantee is valid up to the full payment of the debt.	104.184	03/31/2010
13	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 3rd tranche. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	40.000	02/01/2008	12/01/2013	The surety is valid up to the full payment of the debt.	40.567	03/31/2010
14	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM I. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	33.567	03/04/2008	12/15/2010	The guarantee is valid up to the full payment of the debt.	17.777	03/31/2010
15	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds raised abroad – BACEN Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	230.760	03/10/2008	01/10/2011	The guarantee is valid up to the full payment of the debt.	293.230	03/31/2010
16	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds raised abroad – BACEN Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	176.000	03/14/2008	01/10/2011	The guarantee is valid up to the full payment of the debt.	227.543	03/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
17	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 4th and 5th tranches. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100.000	04/01/2008	12/01/2013	The surety is valid up to the full payment of the debt.	104.422	03/31/2010
18	Endorsement from CPFL Energia granted to CPFL Santa Cruz for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	34.000	06/12/2008	06/10/2011	The guarantee is valid up to the full payment of the debt.	41.681	03/31/2010
19	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	104.809	06/15/2008	12/15/2014	The guarantee is valid up to the full payment of the debt.	234.311	03/31/2010
20	Endorsement from CPFL Energia granted to CPFL Santa Cruz for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Santa Cruz and there are no costs associated with this guarantee for Related Parties.	Controlled	2.230	06/24/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	9.320	03/31/2010
21	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	80.482	06/25/2008	12/15/2014	The guarantee is valid up to the full payment of the debt.	99.740	03/31/2010
22	100% surety from CPFL Energia granted to RGE for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this surety for Related Parties.	Controlled	76.000	06/25/2008	12/15/2014	The surety is valid up to the full payment of the debt.	164.753	03/31/2010
23	Endorsement from CPFL Energia granted to CPFL Mococa for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Mococa and there are no costs associated with this guarantee for Related Parties.	Controlled	3.000	07/25/2008	06/15/2015	The guarantee is valid up to the full payment of the debt.	3.018	03/31/2010
24	Endorsement from CPFL Energia granted to CPFL Jaguari for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Jaguari and there are no costs associated with this guarantee for Related Parties.	Controlled	2.466	08/27/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	2.498	03/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
25	Guarantee from CPFL Energia referring to CPFL Piratininga’s 2nd Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	100.000	10/01/2008	05/02/2011	The guarantee is valid up to the full payment of the debt.	104.389	03/31/2010
26	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100.000	11/17/2008	03/09/2011	The guarantee is valid up to the full payment of the debt.	100.558	03/31/2010
27	Endorsement from CPFL Energia granted to CPFL Sul Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Sul Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	3.300	12/23/2008	11/16/2015	The guarantee is valid up to the full payment of the debt.	3.347	03/31/2010
28	Endorsement from CPFL Energia granted to CPFL Leste Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Leste Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	2.000	12/23/2008	11/16/2015	The guarantee is valid up to the full payment of the debt.	2.023	03/31/2010
29	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	19.135	04/15/2009	08/16/2010	The guarantee is valid up to the full payment of the debt.	56	03/31/2010
30	Guarantee from CPFL Energia referring to RGE’s 4th Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	180.000	07/01/2009	07/01/2011	The guarantee is valid up to the full payment of the debt.	189.060	03/31/2010
31	100% surety from CPFL Energia granted to CPFL Paulista for the 4th Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	178.000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	178.840	03/31/2010
32	Guarantee from CPFL Energia referring to CPFL Geração’s 2nd Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	425.250	07/01/2009	07/01/2011	The guarantee is valid up to the full payment of the debt.	434.539	03/31/2010
33	100% surety from CPFL Energia granted to CPFL Jaguari for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	10.000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	10.223	03/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
34	100% surety from CPFL Energia granted to CPFL Leste Paulista for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	24.000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	24.534	03/31/2010
35	100% surety from CPFL Energia granted to CPFL Sul Paulista for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	16.000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	16.353	03/31/2010
36	100% surety from CPFL Energia granted to CPFL Brasil for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	165.000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	168.644	03/31/2010
37	Surety rendered by CPFL Energia on the occasion of the drawdown of the 4th financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	77.398	05/18/2009	05/18/2010	The surety is valid for one year.	77.398	03/31/2010
38	Surety rendered by CPFL Energia on the occasion of the drawdown of the 2nd financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	133.154	06/02/2009	06/02/2010	The surety is valid for one year.	133.154	03/31/2010
39	Surety rendered by CPFL Energia on the occasion of the drawdown of the 3rd financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	87.889	09/14/2009	09/14/2010	The surety is valid for one year.	87.889	03/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
40	Surety rendered by CPFL Energia on the occasion of the drawdown of the 5th financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	80.444	09/15/2009	09/15/2010	The surety is valid for one year.	80.444	03/31/2010
41	Surety rendered by CPFL Energia on the occasion of the drawdown of the 1st financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	213.302	10/14/2009	10/14/2010	The surety is valid for one year.	213.302	03/31/2010
42	70% surety from CPFL Energia granted to Epasa for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	450.000	09/01/2009	10/30/2010	The surety is valid up to the full payment of the debt.	467.279	03/31/2010
43	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	99.075	12/14/2009	01/13/2010	The guarantee is valid up to the full payment of the debt.	99.485	03/31/2010
44	Endorsement from CPFL Energia granted to CPFL Bioenergia for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Bioenergia and there are no costs associated with this guarantee for Related Parties.	Controlled	45.491	12/29/2009	05/15/2023	The guarantee is valid up to the full payment of the debt.	46.133	03/31/2010
45	Surety rendered by CPFL Energia on the occasion of the drawdown of the 6th financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	72.370	03/10/2010	03/10/2011	The surety is valid for one year.	72.370	03/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
46	Endorsement from CPFL Energia granted to CPFL Piratininga for the Agreement for onlending of funds for working capital needs executed with BNDES. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	50.000	03/11/2010	01/15/2013	The guarantee is valid up to the full payment of the debt.	50.291	03/31/2010

(1) The company shall disclose all contracts in force with each related party, whenever an amount equal or higher than R$ 200,000.00, or else equal or higher than 1% of the Company’s Shareholders’ Equity (the one most recently disclosed), whichever is higher, is reached in one or in successive contracts, with or without the same purpose, in any one-year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.